Exhibit 99.1

Bilibili to Hold Extraordinary General Meeting on September 1, 2021

SHANGHAI, China, July 29, 2021, Bilibili Inc. (the “Company” or “Bilibili”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today published a notice to announce that it will hold an extraordinary general meeting (the “EGM”) of shareholders (the “Notice of EGM”) at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China on September 1, 2021 at 5:30 p.m. (Beijing time) (or soon after the Class Y Meeting and the Class Z Meeting, both of which are defined below), for the purposes of considering and, if thought fit, passing the Proposed Resolutions set forth in the Notice of EGM. The Notice of EGM and form of proxy for the EGM are available on the Company’s website at https://ir.bilibili.com/. The board of directors of Bilibili fully supports the Proposed Resolutions (defined in the Notice of EGM) and recommends that shareholders and holders of ADSs vote in favor of the resolutions set out in the Notice of EGM.

The Company will hold a class meeting of holders of the Class Y ordinary shares with a par value of US$0.0001 each (the “Class Y Meeting”) and a class meeting of holders of Class Z ordinary shares with a par value of US$0.0001 each (the “Class Z Meeting”) convened on the same date and at the same place as the EGM, for the purposes of considering and, if thought fit, passing the Class-based Resolution set forth respectively in the notice of each of the Class Y Meeting and the Class Z Meeting. The notice and form of proxy for each of the Class Y Meeting and the Class Z Meeting are available on the Company’s website at https://ir.bilibili.com/.

Holders of record of ordinary shares of the Company at the close of business on July 28, 2021 (Hong Kong time) are entitled to notice of, to attend and vote at, the EGM or any adjournment or postponement thereof, and, as applicable, the Class Y Meeting or the Class Z Meeting. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on July 28, 2021 (New York time) who wish to exercise their voting rights for the underlying Class Z ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

Bilibili has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission. Bilibili’s Form 20-F can be accessed on the Company’s website at https://ir.bilibili.com/, as well as on the SEC’s website at http://www.sec.gov.

About Bilibili Inc.

Bilibili represents an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the ‘‘bullet chatting’’ feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse cultures and interests and destination for discovering cultural trends and phenomena for young generations in China.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “going forward,” “intend,” “plan,” “believe,” “estimate” and similar statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Bilibili’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and Bilibili undertakes no duty to update any such information, except as required under applicable law.

Contacts for Investors:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com